TradeUP Acquisition Corp.

May 1, 2023

VIA EDGAR

Lauren Hamill

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed February 3, 2023
File No. 333-267918

Dear Ms. Hamill:

This letter is in response to the letter dated February 17, 2023 (the “Comment Letter”), from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission addressed to TradeUP Acquisition Corp. (the “Company,” “we,” “us” and “our”) relating to the Registration Statement on Form S-4 referred to above (the “Registration Statement”). For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s Response. Amendment No. 3 to Registration Statement on Form S-4 is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form S-4 filed February 3, 2023

Cover Page

1.	Please revise your cover page and summary term sheet as follows:

●	Disclose that 3,519,780 shares of UPTD Common Stock were redeemed by UPTD's shareholders in connection with the Extension approved at the December 22, 2022 Special Meeting, disclose these redemptions as a percentage of the total UPTD Public Shareholders, and state the number of remaining public shares issued and outstanding.
●	Disclose the corresponding dollar amount released from the Trust Account in connection with the redemptions, and the dollar amount remaining in the Trust Account that is available for a Business Combination prior to payment of the deferred underwriting fee and other fees and expenses.
●	Disclose the amount of the monthly extension payment(s) that have been and/or will be deposited into the Trust Account under the terms of the convertible Estrella Note.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page, summary term sheet and on pages 1, 97, 108, 111 and 160 of the Registration Statement accordingly.

What equity stake will non-redeeming Public Stockholders . . . , page xii

2.	Please revise your table on page xii to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination, including the amount of the Estrella Extension Shares that may be issued upon consummation of the Business Combination under the terms of the convertible Estrella Note.

Response: We respectfully advise the Staff that Estrella has advised us that it will not exercise its right to convert the Estrella Notes into Estrella Extension Shares upon consummation of the Business Combination. As a result, the Estrella Notes will remain as intercompany notes between UPTD and Estrella and UPTD’s stockholders will not experience dilution due to the Estrella Notes. We have revised the disclosure on pages vii, xxv, 1, 4 11, 84, 85, 90, 108, 111, 122 and 160 of the Registration Statement to reflect this information.

Interests of the Founders and UPTDs Directors and Officers in the Business Combination, page 10

3.	We note your disclosure that in the event that the Business Combination is terminated pursuant to the Merger Agreement, UPTD may use a portion of the working capital held outside the Trust Account to repay funds amounting to the principal amount of the Estrella Note but no proceeds from the Trust Account would be used to repay such loaned amounts. Please revise this section, and the corresponding section beginning on page 122, to reflect the issuance of the Estrella Note by UPTD in connection with the Extension.

Response: In response to the Staff’s comments, we have revised the disclosure on pages xxv, 11, 85, 90 and 122 of the Registration Statement.

Risk Factors, page 21

4.	Please provide an additional risk factor disclosing the total amounts that can be repaid from the Trust Account if the Business Combination is completed. Separately identify Working Capital Loans and Notes Extension Payments, etc. and discuss the impact such payments could have on the combined company's ability to develop its product candidates.

Response: In response to the Staff’s comments, we have revised page 84 of the Registration Statement to add the risk factor “Upon the completion of the Business Combination, New Estrella might have limited funds available in the Trust Account after payment of outstanding loans, relevant fees and expenses in connection with the Business Combination, which will impact New Estrella’s ability to advance development of products candidates”.

Proposal 1: The Business Combination , page 108

5.	Please describe the material provisions of the Merger Financing agreement and file it as an exhibit.

Response: We respectfully advise the Staff that the term “Merger Financing” as used in the Registration Statement refers to the closing condition in the Merger Agreement requiring transaction financing in the amount of at least $20,000,000, including at least $15,000,000 of equity financing (excluding equity-linked securities such as convertible debt or debt plus warrants) and debt or equity-linked financing of no more than $5,000,000. We further respectfully advise the Staff that UPTD and Estrella are in discussions with certain third-party investors regarding potential financing to satisfy this closing condition, and any related agreements entered into by Estrella and/or UPTD will be publicly disclosed by us either in a supplement or amendment to the Registration Statement, as applicable. In connection with partially satisfying this closing condition, on April 20, 2023, White Lion Capital, LLC, UPTD and Estrella entered into a series of agreements providing, among other provisions, that White Lion will purchase 500,000 shares of Estrella Series A Preferred Stock for $500,000 subject to the Business Combination being consummated on or prior to July 19, 2023 or such later date as may be mutually agreed upon by Estrella and White Lion. We have added disclosure relating to the sale of shares of Estrella Series A Preferred Stock to White Lion on pages 3, 111, 125, 214 and F-37 of the Registration Statement.

6.	Please identify the Merger Financing Investors and disclose any affiliations with UPTD Initial Stockholders, Founders, officers or directors. We note your reference that the equity stake these investors will hold excludes equity-linked securities such as convertible debt or debt plus warrants. Please clarify the debt and/or debt and warrants held by these parties.

Response: We respectfully refer the Staff to our response to Comment #5 above. Additionally, we advise the Staff that we have included disclosure on pages 3 and 125 of the Registration Statement that White Lion Capital, LLC is not affiliated with any UPTD Initial Stockholders, which as defined in the Registration Statement includes UPTD’s Founders, officers and directors. Further, we advise the Staff that any affiliations between UPTD Initial Stockholders and any future Merger Financing Investors will be included in the supplement or amendment to the Registration Statement, as applicable, that we would file relating to such future Merger Financing transactions as described in our response to Comment # 5 above.

Financial Position , page 161

7.	Please revise page 161 to clarify the current funds available in the Trust Account available for a business combination prior to payment of deferred underwriting and other fees and expenses following the redemptions of approximately $36.1 million. Similarly, please revise your subsequent event footnote on page F-18 to disclose the current balance in the Trust Account.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 161 and F-18 of the Registration Statement accordingly.

Estrella Managements Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended June 30, 2022 and 2021, page 213

8.	We note your response and revised disclosure to prior comment 10. In your revised disclosure, you have combined the financial information for predecessor and successor periods without a separate presentation and discussion of the historical results of Estrella's predecessor and successor as prepared under US GAAP. Please revise your MD&A to provide a presentation and discussion of the historical results of Estrella's predecessor and successor periods as determined under US GAAP. Additionally, if you elect to continue to present combined financial information for predecessor and successor periods, revise your disclosure to clearly indicate that the information is supplemental and has not been prepared in accordance with US GAAP.

Response: We respectfully advise the Staff that Estrella elects to continue to present combined financial information for predecessor and successor periods. Accordingly, the disclosure in Estrella’s MD&A under the heading “Comparison of the Years Ended June 30, 2022 and 2021” on page 215 of the Registration Statement has been revised to indicate that such information is supplemental and has not been prepared in accordance with US GAAP.

General

9.	Please file the Estrella Note as an exhibit or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comments, we filed each of the four Estrella Notes as Exhibits 10.18, 10.19, 10.20 and 10.21 with Amendment No. 3 to the Registration Statement accompanying this letter.

10.	We note that on January 19, 2023, you issued Note C in the amount of $50,000 to the Sponsor to evidence a deposit that the Sponsor provided to UPTD to pay certain operating expenses. Please file the unsecured promissory note as an exhibit, or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comments, we have filed Note C as Exhibit 10.17 with Amendment No. 3 to the Registration Statement accompanying this letter.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

		By:	/s/ Weiguang Yang
Weiguang Yang
Co-Chief Executive Officer

CC:	Arila Zhou, Esq.
Robinson & Cole LLP

Michael J. Blankenship
Winston & Strawn LLP

[signature page to the SEC response letter]